

12061282

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAR 16 20

Washington, DC
123

SEC FILE NUMBER
8 - 44783

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Lyster Watson Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

888 Seventh Avenue, 40th Floor
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Liza Garber 212-841-6804
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J.H. Cohn LLP
(Name -- *if individual, state last, first, middle name*)

1212 Avenue of the Americas	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Liza Garber, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lyster Watson Securities, Inc., as of December 31 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

RUTH HARRIGAN
Notary Public, State of New York
No. 01HA6014619
Qualified in Queens County
Commission Expires October 19, 20 14

Signature

Chief Financial & Compliance Officer
Title

Notary Public
4/23/12

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report. (Bound Separately)
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LYSTER WATSON SECURITIES, INC.

Index

Lyster Watson Securities, Inc.

Report on Financial Statements
(With Supplementary Information)

Year Ended December 31, 2011

J.H. COHN LLP
ACCOUNTANTS & CONSULTANTS

Tel | 888-542-6461
Fax | 888-542-3291
www.jhcohn.com

Report of Independent Public Accountants

To the Board of Directors
Lyster Watson Securities, Inc.

We have audited the accompanying statement of financial condition of Lyster Watson Securities, Inc. as of December 31, 2011, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that are filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lyster Watson Securities, Inc. as of December 31, 2011, and its results of operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedule I required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.



New York, New York
March 9, 2012

LYSTER WATSON SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS

Cash and cash equivalents	$ 852,373
Referral fees receivable	431,430
Prepaid expenses	7,166
Total	$ 1,290,969

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Referral fees payable	$ 24,384
Accrued expenses	6,350
Due to affiliate	2,441
Deferred tax liability, net	36,420
Total liabilities	69,595
Stockholders' equity:	
Common stock, par value $.01 per share; 10,000 shares authorized; 200 shares issued and outstanding	2
Additional paid-in capital	991,287
Retained earnings	230,085
Total stockholders' equity	1,221,374
Total	$ 1,290,969

See Notes to Financial Statements.

LYSTER WATSON SECURITIES, INC.

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2011

Revenues:	
Referral fees	$ 2,687,386
Dividend and interest income	1,059
Total	2,688,445
Expenses:	
Employee compensation and benefits	3,024,050
Referral fees	57,197
Communications and data processing	63,014
Occupancy and related rent expenses	375,522
Professional fees	99,183
Regulatory fees	21,558
General and administrative	279,278
Total	3,919,802
Loss before credit for income taxes	(1,231,357)
Credit for income taxes	(76,238)
Net loss	$ (1,155,119)

See Notes to Financial Statements.

LYSTER WATSON SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2011

	Common Stock		Additional Paid-in Capital	Retained Earnings	Total Stockholders' Equity
	Shares	Amount			
Balance, beginning of year	200	$ 2	$ 991,287	$ 1,385,204	$ 2,376,493
Net loss				(1,155,119)	(1,155,119)
Balance, end of year	200	$ 2	$ 991,287	$ 230,085	$ 1,221,374

See Notes to Financial Statements.

LYSTER WATSON SECURITIES, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2011

Operating activities:	
Net loss	$ (1,155,119)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Deferred income taxes	(81,552)
Changes in operating assets and liabilities:	
Referral fees receivable	1,355,459
Prepaid expenses	8,791
Accrued expenses	135
Referral fees payable	(37,790)
Due to affiliate	(5,985)
Net cash provided by operating activities and net increase in cash and cash equivalents	83,939
Cash and cash equivalents, beginning of year	768,434
Cash and cash equivalents, end of year	$ 852,373
Supplemental disclosure of cash flow data:	
Income taxes paid	$ 700

See Notes to Financial Statements.

LYSTER WATSON SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

Note 1 - Organization and summary of significant accounting policies:

Organization:

Lyster Watson Securities, Inc. (the "Company") was incorporated in Delaware on January 22, 1992. The Company is a limited purpose broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of both the Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corporation ("SIPC"). The Company operates under the exemptive provisions of SEC Rule 15c3-3k(2)(i).

The Company derives its revenues primarily from referral fees from hedge fund managers.

The accompanying financial statements have been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with affiliated entities, such financial statements may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Referral fees:

The Company derives referral fee revenues from the introduction of accredited investors or qualified purchasers to hedge fund managers unaffiliated with the Company or any of its affiliates. The Company has agreements with various hedge fund managers to receive a portion of the hedge fund manager's management and/or performance fees based on assets the Company has placed with the hedge fund manager. These fees are recorded on the accrual basis when earned. On a periodic basis, the Company evaluates its referral fees receivable and establishes an allowance for doubtful accounts, if necessary, based on a history of past write-offs and collections and current credit conditions.

The Company incurs fees to other individuals or entities which assisted in placing assets with the hedge fund manager.

Cash equivalents:

Investments in money market funds are classified as cash equivalents.

Concentration risks:

Cash:

The Company places its cash with high credit quality financial institutions. At times, such amounts exceed the current insured amount under the Federal Deposit Insurance Corporation ("FDIC"). At December 31, 2011, the Company's cash balances exceeded the balance insured by the FDIC by $622,724.

Note 1 - Organization and summary of significant accounting policies (continued):

Concentration risks (concluded):

Major customers:

During 2011, the Company earned 85% of its revenue from three hedge fund managers.

Income taxes:

The Company, with the consent of its stockholders, has elected to be treated as an "S" Corporation under certain sections of the Internal Revenue Code and Section 660 Article 22 of New York State Tax Law. Under these sections, corporate income, in general, is taxable to the stockholders in proportion to their respective interests. The City of New York does not recognize "S" Corporations for income tax reporting purposes.

The Company accounts for city income taxes pursuant to the asset and liability method which requires deferred income tax assets and liabilities to be computed for temporary differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the temporary differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The Company has no unrecognized tax benefits at December 31, 2011. The Company's U.S. Federal, state and city income tax returns prior to fiscal year 2008 are closed. Management continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

The Company recognizes interest and penalties associated with tax matters, if applicable, as part of other expenses and includes accrued interest and penalties in accrued expenses in the statement of financial condition. The Company did not recognize any interest or penalties associated with tax matters for the year ended December 31, 2011.

Subsequent events:

The Company has evaluated subsequent events through the date the financial statements were issued.

Note 2 - Related party transactions:

The Company is party to an Administrative Service Agreement with Lyster Watson Management, Inc. (the "Affiliate") for which certain expenses are allocated between the Company and the Affiliate. Such expenses include compensation and benefits, professional fees, occupancy and related rent expenses (net of sublease income) and general and administrative expenses reflected in such captions on the accompanying statement of operations. The amount due to the Affiliate of $2,441 at December 31, 2011 results from these allocations. The total amount charged by the Affiliate to the Company under this agreement was $3,744,739 for the year ended December 31, 2011.

Note 3 - Net capital requirement:

The Company is subject to the SEC Uniform Net Capital Rule (rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2011, the Company had net capital of $829,442, which was $824,442 in excess of its required net capital of the greater of 6-2/3% of aggregate indebtedness or $5,000 minimum dollar net capital requirement. The Company's net capital ratio was 0.04 to 1.

Note 4 - Income taxes:

Credit for income taxes is comprised as follows:

Current	$ 5,314
Deferred	(81,552)
Total	$(76,238)

Net deferred tax liability at December 31, 2011 is comprised as follows:

Deferred tax liability	$(38,917)
Deferred tax assets	37,148
Valuation allowance	(34,651)
Net deferred tax assets	(2,497)
Deferred tax liability, net	$(36,420)

Deferred tax assets are primarily attributable to contribution carryforwards. The deferred tax liability is attributable to the difference between accrual basis income (loss) and the cash basis income (loss) used for tax purposes.

Due to uncertainties related to, among other things, the extent of future taxable income, the Company recorded a valuation allowance for the full amount of the deferred tax asset as of December 31, 2011. The effect of the change in the valuation allowance was to reduce the credit for income taxes by $34,651.

Note 5 - Shareholder agreement:

In 2007, the Company amended and restated its existing shareholder agreement. The agreement provides that upon termination of employment, service or death of a shareholder or other events, as defined, such shareholder (or the shareholder's estate) shall have the right to sell its shares to the remaining shareholders. The selling price of the shares is based upon a formula based upon assets under management.

Note 6 - Equity incentive plan:

In 2007, the Lyster Watson Group (comprised of the Company, the Affiliate, and Lyster Watson LLC, hereafter called the "LW Group") implemented the Lyster Watson 2007 Equity Incentive Plan (the "Plan"). Participants in the Plan will receive equity compensation opportunities in the form of options ("Options") to purchase equity units ("Units") consisting of shares of common stock of the Company, the Affiliate, and a percentage membership interest in Lyster Watson LLC. Options may be granted to any individual who is a director, officer or other employee of a participating member of the LW Group. In total, no more than 2,000 shares of common stock of the Company, 20,000 shares of common stock of the Affiliate, and 20% of the membership interests in Lyster Watson LLC may be issued under the Plan. The term of the Plan is 10 years.

In accordance with the Plan, the LW Group granted three participants each an option to purchase one Unit (as defined) for a purchase price per Unit of $571,618 on June 1, 2007 (the "2007 Grant Date"). Each Unit constitutes 1% (on a fully diluted basis) of the equity value, as defined, of the LW Group. On the 2007 Grant Date, such unit represents 1,061.17 shares of the Affiliate's common stock, 2.06 shares of the Company's common stock, and a 1% membership interest in Lyster Watson LLC. Of the total exercise price, 55% is allocated to the shares of the Affiliate's common stock, 41% to the Company's common stock, and 4% to the membership interest in Lyster Watson LLC.

On June 1, 2008 (the "2008 Grant Date"), the LW Group granted four participants each an option to purchase one Unit (as defined) for a purchase price per Unit of $693,462. On the 2008 Grant Date, such Unit represents 1,105.39 shares of the Affiliate's common stock, 2.15 shares of the Company's common stock, and a 1% membership interest in Lyster Watson LLC. Of the total exercise price, 65% is allocated to the shares of the Affiliate's common stock, 31% to the Company's common stock, and 4% to the membership interest in Lyster Watson LLC.

Note 6 - Equity incentive plan (continued):

Subject to the participant's continuous employment or other service with the LW Group, the option shall become fully vested (i.e., "cliff vested") on the third anniversary of the grant date. In accordance with the provisions of the Plan, vesting may be accelerated in the event of a change in control. The options will terminate if and to the extent they are not vested at the time the participant's employment terminates. Except as otherwise provided by the Plan with respect to a change in control or by the equity agreement, the option may be exercised, if at all, at any time during a four month period beginning on the date the option becomes vested; provided, however, that, if the participant's employment terminates during such four month period, the option may not be exercised after such termination of employment. If the option becomes vested and is not exercised within the applicable exercisability period, it will thereupon terminate.

The Company accounts for its stock-based compensation pursuant to Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 718, "Stock Compensation" ("FASB ASC 718"). The Company believes it is not possible to reasonably estimate the fair value of an option at the grant date. Accordingly, pursuant to FASB ASC 718, compensation cost is measured at intrinsic value and remeasured at each reporting date until settlement of the instrument. Compensation cost for each period is based on the change in the intrinsic value of the option during each reporting period, taking into consideration the percentage of requisite service that has been rendered at the reporting date. The value used to calculate intrinsic value is computed based upon assets under management.

Compensation cost relative to the Plan is allocated amongst the companies in the LW Group based upon the related salaries allocated amongst the companies. The Plan was terminated by the Board of Directors on November 23, 2011. For the year ended December 31, 2011, the Company recognized no compensation cost as there was no intrinsic value in the option as of the beginning of the year.

The following is a summary of options to purchase Units as of December 31, 2011. Information relative to the Company's common stock has also been presented, taking into consideration the portion of a Unit that pertains to the Company:

Note 6 - Equity incentive plan (concluded):

	Options		Weighted Average Exercise Price	
	Unit	Company Shares	Per Unit	Per Share
Options outstanding, beginning of the year	4	8.59	$693,462	$99,330
Exercised	-	-	-	-
Expired/cancelled	(4)	(8.59)	(693,462)	(99,330)
Options outstanding, End of the year	-	0.00	$ -	$ -

The 2008 granted options expired unexercised on September 30, 2011.

Note 7 - Subsequent events:

The Affiliate entered into an Asset Purchase and Transfer Agreement, dated February 18, 2012, for the sale of its fund of hedge funds. The sale is contingent upon the Affiliate meeting certain closing conditions. The contemplated closing date of the transaction, if all closing conditions are met, is on or about July 1, 2012, but may occur sooner or later depending on additional factors. Once the transaction has closed, it is anticipated that certain expenses that were previously shared between these two entities per the Administrative Service Agreement may now be borne solely by the Company.

LYSTER WATSON SECURITIES, INC.

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2011

Total stockholders' equity	$ 1,221,374
Add allowable credits:	
Deferred tax liability, net	36,420
Total allowable credits	36,420
Deduct nonallowable assets:	
Referral fees receivable	408,732
Prepaid expenses	7,166
Total nonallowable assets	415,898
Net capital before haircuts on securities positions	841,896
Haircuts on securities positions - money market instruments	(12,454)
Net capital	$ 829,442
Total liabilities	$ 69,595
Less deferred tax liability, net	36,420
Aggregate indebtedness	$ 33,175
Computation of basic net capital requirement:	
Minimum net capital required (greater of 6-2/3% of aggregate indebtedness or $5,000 minimum dollar net capital requirement)	$ 5,000
Excess of net capital over minimum net capital	$ 824,442
Net capital less greater of 10% of aggregate indebtedness or 120% of $5,000 minimum net capital required	$ 823,442
Ratio of aggregate indebtedness to net capital	0.04

No material discrepancies exist between the above computation and the computation included in the Company's corresponding unaudited amended Form X-17A-5 Part IIA filing submitted on March 9, 2012.

J.H. COHN LLP
ACCOUNTANTS & CONSULTANTS

Tel | 888-542-6461
Fax | 888-542-3291
www.jhcohn.com

Report of Independent Public Accountants on Internal Control

To the Board of Directors
Lyster Watson Securities, Inc.

In planning and performing our audit of the financial statements of Lyster Watson Securities, Inc. (the "Company") as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected or corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.


J.H. Cohn LLP

New York, New York
March 9, 2012

J.H. COHN LLP
ACCOUNTANTS & CONSULTANTS

Tel | 888-542-6461
Fax | 888-542-3291
www.jhcohn.com

Report of Independent Public Accountants on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Board of Directors
Lyster Watson Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Lyster Watson Securities, Inc. (the "Company") for the year ended December 31, 2011, which were agreed to by the Company and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and Securities Investor Protection Corporation, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries per the detailed general ledger noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011 noting the following;

   We observed that the amount reported on line 2a on page 2 of SIPC-7 exceeds the total revenue on Form X-17A-5 by $119,371. The difference, based on supporting schedules, is rental income for the year ended December 31, 2011 allocated from an affiliate. Rental income is netted with expenses and not included in total revenue on the audited Form X-17A-5.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences, and observed the following:

   We observed, based upon the supporting schedules, that the amount reported on line 2c(8) on page 2 of Form SIPC 7 represents rental income for the year ended December 31, 2011. Such rental income is included with the revenues reported on line 2a.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting the following:

   Line 2D of Page 1 of SIPC-7 does not agree to the total derived from Line 2A less Line 2B less Line 2C. This is due to the amount of the General Assessment from Line 2e of page 2 not being entered on Line 2A of page 1.

5. Compared the amount shown on line 2C ("less prior overpayment applied") on page 1 of Form SIPC-7 to the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



Roseland, New Jersey
March 9, 2012

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended December 31, 20 11
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

044783 FINRA DEC
LYSTER WATSON SECURITIES INC 9*9
888 7TH AVE 40TH FL
NEW YORK NY 10106-0001

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Liza Garber 212 841 6804

2. A. General Assessment (item 2e from page 2) $______

B. Less payment made with SIPC-6 filed (exclude interest) (2,858)
7/19/2011
Date Paid

C. Less prior overpayment applied (—)

D. Assessment balance due or (overpayment) 3828

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 3,828

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 3,828

H. Overpayment carried forward $(—)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Lyster Watson Securities, Inc.
(Name of Corporation, Partnership or other organization)

Liza Garber
(Authorized Signature)

CFO/CCO
(Title)

Dated the 16 day of February, 20 12.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning Jan 1, 2011 and ending Dec 31, 2011

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 2,807,816

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions -0-

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 13,909

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

Rental Income 119,371

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions 133,280

2d. SIPC Net Operating Revenues $ 2,674,536

2e. General Assessment @ .0025 $ 6,686

(to page 1, line 2.A.)